Exhibit 99.1

First High School Education Group Announces Changes in Management

BEIJING, October 13, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and the third largest operator in China1, today announced changes in management.

Appointment of New Chief Financial Officer

Mr. Tommy Zhou (“Mr. Zhou”), who has served as the joint chief financial officer of the Company since September 2021, has been appointed as the Company’s chief financial officer to replace Mr. Lidong (Ben) Zhu (“Mr. Zhu”), effective from October 11, 2021. Mr. Zhu has resigned from the capacity of the Company’s chief financial officer due to personal reasons. Mr. Zhu continues to serve as a non-executive director on the board of the directors of the Company (the “Board”) and a member on the audit committee of the Board. Mr. Zhu’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company thanks Mr. Zhu for his efforts and contributions to the Company.

Mr. Zhou brings with him over 10 years of capital market experience in top financial institutions. Prior to joining the Company, Mr. Zhou had served as the senior vice president at Tianfeng Securities Co., Ltd. (SHA: 601162) from November 2020 to August 2021. From July 2019 to October 2020, Mr. Zhou served as an associate director at China Innovative Capital Management Ltd. From July 2016 to July 2019, Mr. Zhou served as an investment manager at Sunshine Asset Management Corporation Limited. From June 2013 to June 2015, Mr. Zhou served at multiple positions, including the last position as a financial accountant at The Northwestern Mutual Life Insurance Company. Mr. Zhou received his bachelor’s degree in Economic History from University of British Columbia in 2010, and a master’s degree in business administration from The George Washington University in 2014.

Mr. Shaowei Zhang, chairman and chief executive officer of First High-School Education Group, commented: “On behalf of the Board and management team, I would like to express our sincere gratitude to Mr. Zhu for all his contributions to the Company, including leading our IPO and NYSE listing in March 2021. We recognize the critical role he played in growing and strengthening our business, and look forward to continuing benefit from his valuable insights and extensive experience in the future as our board member. We wish him all the best in his future endeavors.”

“Mr. Tommy Zhou is a long-time friend of the Company and the management team, as he fully participated in our IPO underwriting process. We warmly welcome Tommy to our team. Tommy brings a wealth of knowledge to this critical role, and his deep experience in all facets of finance will be of great value to First High School Education Group. Our entire team looks forward to working closely with him and continue to create value for our shareholders.” Mr. Zhang concluded.

[1]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China2. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

[2]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

Customer Service

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

E-mail: FHS_info@dygz.com